August 22, 2017	+1 617 526 6000 (t)
+1 617 526 5000 (f)

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Re:                             Solstice Sapphire Investments, Inc.
Registration Statement on Form S-4
Filed June 28, 2017

File No. 333-219008

Ladies and Gentlemen:

Solstice Sapphire Investments, Inc. (the “Company”), a wholly owned subsidiary of Sonus Networks, Inc. (“Sonus”), has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4, initially filed with the Commission on June 28, 2017 (File No. 333-219008) (as amended by Amendment No. 1, the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in the Commission’s letter dated July 28, 2017 (the “Comment Letter”), relating to the Registration Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company, Sonus, GENBAND Holdings Company (“GENBAND”), GENBAND Inc. (“GB”), GB II, Inc. (“GB II”) and Latham & Watkins LLP, counsel for GENBAND.

Set forth below in italics are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Registration Statement. Page references in the responses set forth below are to pages in the clean copy of the Registration Statement.

United States Securities and Exchange Commission

August 22, 2017

On behalf of the Company, we advise you as follows:

General

1.                                      Please provide us with copies of the “board books” and any other materials provided to the boards and management of Sonus Networks, Inc., GENBAND Holdings Company, GENBAND Inc., and GENBAND II, Inc. in connection with the proposed transaction, including all presentations made by financial advisors.

Response:   The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment:

(a)                                 a copy of all materials prepared in connection with the mergers and provided to the Sonus board of directors by Evercore Group L.L.C., as Sonus’ financial advisor (“Evercore”), is being provided by Paul Hastings LLP, counsel for Evercore (“Paul Hastings”), to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 (“Rule 418”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and pursuant to the provisions of 17 C.F.R. §200.83 (“Rule 200.83”); and

(b)                                 a copy of the confidential materials dated May 22, 2017, prepared in connection with the mergers and provided to the board of directors of GENBAND by Guggenheim Securities, LLC, as financial advisor to GENBAND, is being provided by Gibson, Dunn and Crutcher LLP, counsel for Guggenheim (“Gibson Dunn”), to the Staff on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 418 and Rule 12b-4 and pursuant to the provisions of Rule 200.83.

The Company has been advised by each of Paul Hastings and Gibson Dunn that, in accordance with Rule 418 and Rule 12b-4, such counsel have requested that the materials provided be returned promptly following completion of the Staff’s review thereof.

We have been advised (i) by Sonus that the materials supplementally submitted by Paul Hastings include copies of all written materials prepared by Evercore that were material to the Sonus board of directors’ decision to approve the merger agreement and the transactions contemplated thereby, and (ii) by GENBAND, GB and GB II that the materials supplementally submitted by Gibson Dunn include copies of all written materials prepared by Guggenheim that were material to the boards of directors of such

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August 22, 2017

companies decisions to approve the merger agreement and the transactions contemplated thereby.

2.                                      Refer to Proposal 1 to be presented at the Sonus Networks, Inc. Special Meeting and the comparison of stockholder rights beginning on page 272. Please tell us why you believe the following changes in the New Solstice charter implementing the stockholders agreement between the OEP Stockholders and New Solstice are not material changes to the Sonus charter that substantively affect stockholder rights:

•                  the OEP Stockholders’ right to designate five of the nine directors (for so long as they own at least 10% of the Initial OEP Shares);

•                  provisions providing for a different standard for removal of directors designated by the OEP Stockholders from the standard for removal of directors other than as designated by the OEP Stockholders; and

•                  provisions granting preemptive rights to the OEP Stockholders whereas other stockholders have no preemptive rights.

Please include in your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether pursuant to state law, the rules of the applicable exchange or the applicable organizational documents.  Alternatively, please present these charter changes as separate matters to the extent these are material changes that substantively affect stockholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has unbundled approval of these provisions under the heading “Sonus Proposals—Sonus Governance-Related Proposals” beginning on page 86 of the Registration Statement.

3.                                      In this regard, please tell us why the provision in the New Solstice charter expressly opting out of DGCL Section 203 is not a material change to the Sonus charter that substantively affects stockholder rights.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has unbundled approval of this provision under the heading “Sonus Proposals—Sonus Governance-Related Proposals” beginning on page 86 of the Registration Statement.

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August 22, 2017

4.                                      Refer to the resolutions to be considered at the GENBAND Holdings Company Extraordinary General Meeting and the comparison of GENBAND Party shareholder rights beginning on page 289. Please tell us why you believe the following changes in the New Solstice charter are not material changes to the GENBAND charter that substantively affect shareholder rights:

•                  provisions providing for a different standard for removal of directors designated by the OEP Stockholders from the standard for removal of directors other than as designated by the OEP Stockholders;

•                  provisions granting preemptive rights to the OEP Stockholders whereas other stockholders have no preemptive rights; and

•                  provisions generally requiring mergers and similar transactions to be approved by a simple majority of issued and outstanding shares whereas Cayman Islands law requires approval of two-thirds of shares present and voting.

Please include in your analysis whether these changes would require the approval of shareholders if presented on a standalone basis, whether pursuant to state law, the rules of the applicable exchange or the applicable organizational documents.  Alternatively, please present these charter changes as separate matters to the extent these are material changes that substantively affect shareholder rights. For guidance, please refer to Exchange Act Rule 14a-3 Compliance and Disclosure Interpretations 101.02, 201.01, and 201.02.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has unbundled approval of these provisions under the heading “The GENBAND Extraordinary General Meeting” beginning on page 91 of the Registration Statement.

Summary, page 25

Consideration to be Received in Connection with the Transactions Contemplated by the Merger Agreement (Page 101), page 27

5.                                      Please clarify that the note is subordinate to the existing Sonus bank debt and therefore subject to restrictions in the subordination terms of that debt. Please also explain the payment terms, timing, and penalties for non-payment.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company advises the Staff that while, by its terms, the

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August 22, 2017

promissory note is subordinated to the obligations of Sonus under its credit agreement with Bank of America, N.A. and the other lenders from time to time party thereto, such credit agreement expired by its terms on June 30, 2017 and was not renewed. Therefore, the Company has deleted from the Registration Statement the description of the promissory note’s subordination terms because the Company does not believe such terms are material to investors.  In addition, and in response to the Staff’s comment, the Company has revised the disclosure on page 217 of the Registration Statement to describe the payment terms, timing and penalties for non-payment of the promissory note.

Accounting Treatment, page 42

6.                                      You state in your disclosure here that you determined Sonus to be the accounting acquirer through considering factors such as relative ownership of equity interests in the combined company, board of director composition, shareholder ownership, voting control and anticipated management positions. We note that shareholders of Sonus and GENBAND will each hold approximately 50% of the shares in the new entity and these shares have similar voting control. In addition, GENBAND will be entitled to choose 5 out of the 9 seats on the Board of Directors, and the composition of the New Solstice management team has not yet been finalized. In that regard, please tell us how you consider the guidance under FASB ASC 805-10-55-11 to 14 in determining that Sonus is the accounting acquirer in this transaction and controls the combined entity.

Response:  The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, set forth below is a summary of the Company’s analysis of the considerations for determining the Company is the accounting acquirer in accordance with ASC 805.

ASC 805-10-25-4 states that for each business combination, one of the combining entities shall be identified as the acquirer. ASC 805-10-25-5 indicates that the existence of a controlling financial interest shall be used to identify the acquirer. However, if a business combination has occurred, but applying the guidance in ASC 805-10-25-5 does not clearly indicate which of the combining entities is the acquirer, then the factors in paragraphs 805-10-55-11 through 805-10-55-15 shall be considered in making that determination. Because there is no clear indication of which of the combining entities is the acquirer based on ASC 805-10-25-5, the Company considered the factors in paragraphs 805-10-55-11 through 805-10-55-15 in making a determination of the accounting acquirer, each of which is noted below.

As the transaction between Sonus and GENBAND is effectively a merger of equals, the Company acknowledges that significant judgment is required to determine the accounting

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August 22, 2017

acquirer. Although ASC 805 provides factors to assess, it provides no hierarchy or weighting of those factors. As such, the Company has considered the facts and circumstances of the proposed transaction. Based on the Company’s analysis, it has concluded that the collective weight of the evidence supports that Sonus is the accounting acquirer, and believes that this is a reasonable judgment.

ASC 805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The majority of the consideration in the transaction will be the stock of the Company.  While the transaction will not be effected primarily by transferring cash or other assets or incurring liabilities, certain elements of the transaction will result in the use of cash. The Company will use Sonus’ cash at the effective time of the mergers to repay GENBAND’s $45 million of borrowings (including interest), GENBAND’s management fees due to a majority shareholder aggregating $10.3 million, and any outstanding balance under GENBAND’s line of credit facility.  Sonus will also pay GENBAND’s transaction fees incurred in connection with the mergers, estimated to approximate $9 million.  Sonus will also issue a three-year promissory note having an aggregate principal amount of $22.5 million to certain GENBAND shareholders as additional consideration above and beyond the shares issued.

The Company believes that the cash elements of the transaction noted above are more consistent with Sonus as the acquirer. It would not be typical that a buyer would settle their own debt and other obligations in a business combination. Further, it would be atypical that the shareholders of the buyer would receive cash (in the form of the $22.5M promissory note) in a business combination. In a business combination, it is more typical that the acquirer would distribute cash and that the acquiree or the acquiree’s creditors would receive cash.

As such, the Company has concluded that this factor is supportive of Sonus as the acquirer.

ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests….…

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The Company was newly formed by Sonus to issue its equity interests to effect the merger. The value of the consideration paid will be determined by the fair value of the underlying Sonus common stock at the time of closing. Further, the Company will assume Sonus’ obligations for financial reporting as an SEC registrant.

ASC 805-10-55-12a: The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The merger will be primarily effected through the issuance of one share of the Company’s stock to the GENBAND stockholders for each share of Sonus outstanding at the time of closing.  However, the Company anticipates that, at the effective time of the mergers, approximately 100,000 more shares of Company common stock will be issued to existing Sonus stockholders than to GENBAND stockholders, because that number of shares of common stock underlying Sonus restricted stock and equity awards, which include voting rights, will be assumed by the Company and no GENBAND party equity awards will be assumed by the Company.

The Company acknowledges this margin of difference is minor, however, when considered cumulatively with other factors analyzed herein, weighs toward Sonus as the accounting acquirer than GENBAND.

ASC 805-10-55-12b: The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

One Equity Partners and its affiliates (which we refer to as OEP), the largest shareholder of GENBAND, will be the largest stockholder of the combined company.  OEP will collectively own approximately 48% of the voting shares of the combined company immediately after the closing of the mergers.  OEP’s voting power will be subject to significant voting obligations and standstill and transfer restrictions, as well as other limitations in the stockholders agreement, as summarized below:

•                  Board and Committee Restrictions:

•                  The nominating and corporate governance committee of the combined company’s board of directors will consist of three directors who will be selected by a majority of

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the independent directors serving on the combined company’s board of directors, and at least two of whom will not be designates of OEP;

•                  The nominating and corporate governance committee of the combined company’s board of directors will determine the size and membership of the audit committee, the compensation committee and any committee formed to consider a transaction between the combined company, OEP or any of its affiliates;

•                  Voting Restrictions:

•                  With respect to any proposal or resolution relating to the election of directors, OEP will vote in favor of each board nominee either in full or in the same proportion as other stockholders of the Company vote for such nominees;

•                  Without the approval of a majority of the independent directors, OEP may not enter into or affirmatively support any transaction resulting in a change of control of New Solstice in which any OEP stockholder receives per share consideration as a holder of New Solstice common stock in excess of that to be received by other holders of New Solstice common stock; and

•                  Corporate transactions between the combined company and OEP or any of its affiliates must be approved by a majority of the independent directors of the combined company.

Additional information regarding the stockholders agreement is available in the section entitled “Other Related Agreements—Principal Stockholders Agreement” in Amendment No. 1.

The Company has concluded that ASC 805-10-55-12b weighs towards GENBAND as the accounting acquirer because of the significant ownership of OEP in the combined company.

ASC 805-10-55-12c: The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Richard J. Lynch, the current chairman of the Sonus board of directors, will continue as the chairman of the board of directors of the combined company after the mergers.  Raymond P. Dolan, the current President and Chief Executive Officer at Sonus, will also continue to be a member of the board of directors of the combined company after the mergers.  The composition of the remainder of the Company’s board is summarized in the section entitled “Management and Other Information of the Combined Company” in Amendment No. 1.

OEP will initially be entitled to nominate five of the nine board members of the combined company.  The number of director designees will decrease as OEP disposes of the shares of the Company’s common stock that they initially acquire in connection with the mergers.  Of these five directors OEP is entitled to nominate, at least two of the five

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August 22, 2017

OEP nominees will be required to meet applicable NASDAQ and SEC rules regarding independence, as well as significant additional independence criteria specified in the stockholders agreement.  Given these heightened independence criteria in the stockholders agreement, the Company believes that only three of the nine directors of the combined company could have a potential conflict of interest resulting from their relationships with OEP.  The remaining six directors will remain fully independent of OEP.

In addition to the restrictions on OEP’s board appointment rights, the stockholders agreement provides that the nominating and corporate governance committee of the Company will be comprised of three board members, two of whom are not designees of OEP and its affiliates.  The nominating and corporate governance committee will also determine the size and membership of each of the other committees that the Company will form at the time of the business combination.  Such restrictions are intended to limit OEP’s influence on the Company’s governance and operations after the business combination.

In addition, the Company notes that other protections remain in place to ensure that OEP has limited ability to control the Company and the board of directors. For example, each director will have fiduciary duties toward all stockholders.  The stockholders agreement requires OEP to vote in favor of each board nominee either in full or in the same proportion as other stockholders of the Company vote for such nominees.  In addition, the stockholders agreement requires certain types of corporate transactions where OEP could have an interest in the outcome to be approved by a majority of the independent directors.  Additional information regarding the governance structure of the combined company after the business combination is completed is available in the sections entitled “Management and Other Information of the Combined Company” and “Other Related Agreements—Principal Stockholders Agreement” in Amendment No. 1.

The Company has concluded that ASC 805-10-55-12c is a neutral factor in the determination of the accounting acquirer.

ASC 805-10-55-12d: The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Upon the completion of the mergers:

•                  Raymond P. Dolan, the current President and Chief Executive Officer at Sonus, will continue as President and Chief Executive Officer of the combined company; and

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•                  Daryl E. Raiford, the current Chief Financial Officer at GENBAND, will continue as the Chief Financial Officer of the combined company.

Mr. Dolan, as President and Chief Executive Officer of the combined company, will have primary responsibility for overseeing the business of the combined company, hiring and leading the management team, making decisions, driving the strategy of the combined company and the confirmation of its financial statements and related information.  The senior management team, including Mr. Raiford, will be led by and report to Mr. Dolan.  It is anticipated that, in addition to Mr. Dolan and Mr. Raiford, the balance of the senior management team will be made up evenly of 4 members from each of the management teams at Sonus and GENBAND.  The Company has added disclosure to identify certain additional individuals who will be executive officers of the combined company in the section entitled “Management and Other Information of the Combined Company—Executive Officers” in Amendment No. 1.

The Company has concluded that ASC 805-10-55-12d weighs towards Sonus as the accounting acquirer because Mr. Dolan will lead the combined company and the otherwise evenly split senior management team will report to Mr. Dolan after the mergers.

ASC 805-10-55-12e: The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The business combination between Sonus and GENBAND was negotiated as a merger of equals transaction without either party’s equityholders receiving a premium.  Therefore, the Company has concluded that ASC 805-10-55-12e is a neutral factor in the determination of the accounting acquirer.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The Company analyzed various financial metrics relating to the businesses of Sonus and GENBAND, including assets, revenue, and net loss, as set out in the table below. These factors are mixed, and on their own, largely inconclusive in providing an indicator of the accounting acquirer. In addition to those metrics highlighted in ASC 805-10-55-13, the Company has also analyzed several other metrics which it believes to be relevant, also set out in the table below. These include cash and investments, gross margin (GAAP and non-GAAP), and non-GAAP net loss. These metrics are believed to be relevant by the Company as they are the key performance indicators monitored by management for

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assessing performance of the business. Further, they are part of the focus of analysts (and shareholders) that follow the Company.  The following table summarizes the analysis, based upon the financial metrics as of December 31, 2016:

	Sonus	GENBAND
Total Assets	X
Revenue		X
GAAP Profit/(Loss)	X

Other Relevant Metrics
Cash and investments	X
Gross margin	X
Non-GAAP net loss	X

Sonus’ results exceed those of GENBAND on all measures of profitability. Further, Sonus is significantly more liquid than GENBAND, with over $90 million more cash and investments at December 31, 2016 and no indebtedness. After considering all of the above metrics in total, the Company has concluded that ASC 805-10-55-13 weighs towards Sonus as the accounting acquirer.

ASC 805-10-55-14: In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

A detailed description of the background of the merger discussions can be found in the section entitled “Background of the Mergers” in Amendment No. 1. Based on the background of the mergers, the Company concluded neither party would be deemed to have initiated the combination.  Discussions between Sonus and GENBAND were in process for nearly seven years, and both Sonus and GENBAND engaged in discussions with other potential candidates for strategic transactions during the course of negotiations.

The Company has concluded that ASC 805-10-55-14 is a neutral factor in the determination of the accounting acquirer in the mergers.

ASC 805-10-55-15: A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business

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combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

This guidance was previously discussed, analyzed and concluded on as part of ASC 805-10-55-11 through ASC 805-10-55-14 above.

Overall Accounting Acquirer Conclusion

The following table summarizes the Company’s conclusion relating to each of the factors in ASC 805:

		Sonus	GENBAND
Transfer of Cash or Assets	805-10-55-11	X
Majority Voting Interest	805-10-55-12a	X
Large Minority Interest	805-10-55-12b		X
Board Control	805-10-55-12c	—	—
Management Dominance	805-10-55-12d	X
Premium Paid	805-10-55-12e	—	—
Relative Size	805-10-55-13	X
Who Initiated Negotiations	805-10-55-14	—	—

As noted at the outset of this analysis, the conclusion as to which entity should be treated as the accounting acquirer is a significant judgment, as there are a mix of factors. The Company believes that the overall consideration of the factors support that Sonus should be considered the accounting acquirer in the merger. While certain of these factors only nominally point to Sonus (e.g. relative voting interests after the combination), certain other factors fall more conclusively to Sonus, were deemed more relevant, and therefore more heavily weighted by the Company in reaching its conclusion. These factors include (i) Mr. Dolan, the current Sonus Chief Executive Officer, will be President and Chief Executive Officer of the combined company, will have primary responsibility for overseeing the business, hiring and leading the management team, making decisions, and driving the strategy of the combined company, and (ii) Sonus will be distributing significant cash as part of the closing of the transaction, both to settle outstanding obligations of GENBAND and also in the form of purchase consideration to GENBAND’s majority shareholder.

The Company considered that there are certain indicators that potentially support GENBAND as the accounting acquirer, including the 48% minority interest that will be held by OEP, and OEP’s right to initially nominate 5 of the 9 members of the Company’s

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board of directors.  However, there are certain mechanisms that mitigate these factors and preclude OEP from exercising control over the merged entity. These include the voting obligations, standstill, and transfer restrictions noted above. Additionally, these include the corporate governance structures noted above which are intended to limit OEP’s influence after the business combination. In analyzing the cumulative weight of the evidence, the Company believes that OEP’s minority interest and board nomination rights are overcome by these other factors.

Based on the Company’s consideration of all factors considered and detailed above, the Company believes it is reasonable and appropriate that Sonus be considered the accounting acquirer.

Risk Factors, page 54

Directors and executive officers of Sonus and the GENBAND parties may have interests in the merger that are different from, and in addition to, those of Sonus stockholders and GENBAND party shareholders generally, page 59

7.                                      Please expand this risk factor to include accelerated vesting of compensatory securities as a risk to non-executive security holders.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Registration Statement.

GENBRAND may face risks related to litigation that could result in significant legal expenses and settlement or damage awards, page 68

8.                                      Please revise this risk factor to include the four patent litigation suits that GENBRAND is currently litigating.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

The Mergers, page 100

Background of the Mergers page 103

9.                                      Please expand the disclosure that Sonus determined in November of 2015 to terminate discussions with GENBAND to include the reasons that Sonus believed this determination was appropriate, and why the parties resumed discussions in March of 2016.

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Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement.

10.                               Your disclosure states that the parties had discussed a possible business combination at various times from 2010 until the present transaction was proposed in 2017. Please explain the reasons that the parties moved from discussion to execution of the transaction in the spring of 2017, but had refrained from doing so in the preceding years.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement.

11.                               Please quantify the potential synergies discussed in connection with the contribution analysis at the January 12, 2017 meetings, and provide greater detail about the substance of the discussion.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement to clarify that the synergy assumptions and other analyses considered by the Sonus board at the January 12, 2017 board meeting were preliminary in nature and subject to due diligence and validation.  Because they were preliminary, subject to due diligence and validation and presented to the Sonus board solely for discussion purposes, the Company respectfully advises the Staff that the Company has not quantified these assumptions because the Company believes that quantifying them would be confusing to investors.

Also in response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement to provide greater detail about the substance of the discussions.

12.                               Please revise the disclosure of the February 26, 2017 meeting in which Mr. Lynch and OEP discussed governance and management structure by discussing the material issues that were of concern to the parties.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

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Recommendation of the Sonus Board; Sonus’ Reasons for the Mergers, page 116

13.                               We note your disclosure that the Sonus board determined that the proposed transaction constituted “the best reasonably available alternative for Sonus.” Please describe in this section what alternatives the board considered, and how the board determined that those alternatives were inferior to the proposed transaction.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement.

14.                               Please expand the disclosure in the second bullet point in this section to briefly summarize the progress that the board considered GENBAND to have achieved in the interim between the termination of earlier merger discussions in November 2015 and the discussions leading to the present proposed transaction. Explain what the board believed to have changed and the reasons that the board came to believe that the proposed transaction was in the best interests of Sonus’ shareholders.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Registration Statement.

15.                               Please expand the fifth bullet point in this section to provide further quantification of the synergies that the Sonus board considered, and the reasons that the board determined that the synergies available in the proposed transaction were superior to the synergies that might be achieved with a different merger partner or the benefits that might be expected if the company were to continue on a stand-alone basis.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Registration Statement to provide a cross reference to the “Summary of the Sonus Management Estimated Cost Synergies” on page 132 of the Registration Statement.  The Company respectfully advises the Staff that the Sonus board did not consider the synergies that it believed could be achieved with a different merger partner because no third parties had expressed a significant interest in pursuing a business combination with Sonus during or following the bidder outreach conducted by Evercore after the July 20, 2015 meeting of the Sonus board.

16.                               Please expand the penultimate bullet point under risks and countervailing factors on page 120 to briefly reference possibility that the GENBAND shareholders at the bottom

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of the liquidation waterfall, who are at risk of receiving no consideration in the merger, may not vote in favor of the transaction.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Registration Statement.

Opinion of Sonus’ Financial Advisor, page 126

17.                               We note the description of the Management Revised Tax Rate and NOL Estimates furnished by Sonus management to Evercore. We further note that Evercore relied on the Management Revised Tax Rate and NOL Estimates when preparing the fairness opinion it rendered to the board. Please revise your description of the Management Revised Tax Rate and NOL Estimates to summarize the content of the estimates.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and 133 of the Registration Statement.

Summary of Material Financial Analysis for First Evercore Opinion, page 129

Selected Peer Trading Analysis, page 130

18.                               Please expand the disclosure on page 131 to explain how Evercore chose the reference range multiples used in its analysis. Please make conforming changes for the Second Evercore analysis.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 145 of the Registration Statement.

Discounted Cash Flow Analyses, page 134

19.                               Please expand the disclosure to include a discussion of how Evercore chose the growth assumptions and discount rates employed in its analysis, and the reasons that Evercore believed these assumptions to be reasonable in the context of the proposed transaction. Please make conforming changes for the Second Evercore analysis.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on pages 141 and 149 of the Registration Statement.

United States Securities and Exchange Commission

August 22, 2017

Summary of Valuation and Financial Analyses, page 150

20.                               Please expand the first bullet point under “In arriving at its opinion, Guggenheim Securities . . .” to briefly explain what assumptions Guggenheim made in performing its analyses.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement.

Recommendations of the GENBAND Board, page 159

Reasons of GENBAND, GB and GBII for the Transaction, page 160

21.                               We note your disclosure that the GENBAND board determined that the transactions “contemplated by the merger agreement give[s] stockholders of GB and GB II the best chance to realize any value from their shares in GB and GB II, respectively.” Please describe in this section what alternatives the board considered, and how the board determined that those alternatives were inferior to the proposed transaction.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Registration Statement.

22.                               Please expand the fourth bullet point in this section to provide quantification of the strategic benefits and anticipated cost synergies that the board considered, and the reasons that the board determined that the synergies available in the proposed transaction were superior to the synergies that might be achieved with a different merger partner or the benefits that might be expected if the company were to continue on a stand-alone basis.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Registration Statement to provide a cross reference to the “Summary of the Sonus Management Estimated Cost Synergies” on page 132 of the Registration Statement, which quantifies the strategic benefits and anticipated cost synergies considered in connection with the proposed transaction.  The Company respectfully advises the Staff that the GENBAND board did not specifically compare these synergies against alternative synergies that might have been achieved with a different merger partner or determine that the proposed transaction offered superior synergies to an alternative viable scenario.  As disclosed on page 167 of the Registration Statement, the GENBAND board

United States Securities and Exchange Commission

August 22, 2017

determined that the proposed transaction was in the best interests of GENBAND in light of the challenges that GENBAND would face on a standalone basis, including the competitive landscape and the business, financial, execution and other risks associated with continued independence, as well as current industry, economic and market conditions and trends.  As a result, and consistent with the foregoing disclosure, the GENBAND board did not conclude that continuation on a standalone basis offered significant benefits to GENBAND in comparison to the proposed transaction.

23.                               Please expand the fourth bullet point on page 161 to provide greater detail regarding the potential alternatives the board considered, and the reasons that the board determined the alternatives to be less favorable to shareholders.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Registration Statement.

GENBAND Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 211

Results of Operations, page 218

24.                               Please revise your presentation to include a comparative discussion of operating results for the years ended December 31, 2015 and 2014.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 238 of the Registration Statement.

25.                               Please review your comparative discussions to ensure you quantify the impact of each fact or circumstance impacting results. For example, your discussion of the 6% decrease in GENBANDCare service revenue in 2016 as compared to 2015 states that the decrease is primarily due to competitive pricing pressure, lower market pricing for legacy product support and decommissioning of installed legacy products at certain customer sites, partially offset by growth in maintenance support from new product sales. However, your discussion does not quantify the monetary impact attributable to each driver behind the decrease.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 227 of the Registration Statement.

United States Securities and Exchange Commission

August 22, 2017

Unaudited Pro Forma Condensed Combined Financial Statements, page 236

Footnote (b), page 247

26.                               Please revise to present in tabular form the historical GENBRAND balance sheet and purchase price adjustments, adding to the preliminary purchase price allocation. Please add footnote references to the purchase price adjustments for clarity.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 264 of the Registration Statement.  The Company has addressed the Staff’s comment in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements, as the estimated purchase price allocation has been included in that note.  Note 2 now includes the purchase price allocation in columnar format.

Footnote (j), page 248

27.                               Please revise this explanation to indicate, if true, that the amortization reversed through this adjustment related to capitalized software that was valued at $0 during the preliminary purchase price allocation.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised footnote (i) (formerly footnote (j)) on page 269 of the Registration Statement.

Footnote (k), page 248

28.                               Please revise this explanation to specifically state, if true, that the assets to which these expenses relate were valued at $0 during the preliminary purchase price allocation.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised footnote (j) (formerly footnote (k)) on page 269 of the Registration Statement.

Footnote (n), page 249

29.                               Please revise this explanation to include the principal and interest rate(s) of the outstanding indebtedness to be repaid as a condition of the mergers.

Response:  The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company has revised footnote (m) (formerly footnote (n)) on page 270 of the Registration Statement.

United States Securities and Exchange Commission

August 22, 2017

Financial Statements of GENBAND Holding Company and Subsidiaries for the Fiscal Year Ended December 31, 2016, page FIN-1

Note 6 — Goodwill and Intangible Assets, page FIN-19

30.                               We note your disclosure here that as a result of the impairment analyses in 2016, 2015 and 2014, GENBAND determined that goodwill had not been impaired for the years then ended. Given GENBAND’s history of net operating losses, please explain to us how you determined a quantitative test was unnecessary. Refer to the guidance in FASB ASC 350-20-35-3A through 3G.

Response:  The Company respectfully informs the Staff that GENBAND did, in fact, complete a quantitative test as part of its goodwill impairment assessment in accordance with ASC 350-20-35-4 through 8 as of October 1, 2016, 2015, and 2014. Based on its quantitative assessments, performed with the assistance of an outside valuation firm, GENBAND determined that no impairment existed as of any of the dates of the respective tests, as the fair value of the reporting unit was substantially in excess of the carrying value for each test.

In response to the Staff’s comment, the Company has clarified the disclosure by affirmatively stating that GENBAND performed a quantitative analysis.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6317 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

cc:        Amy Geddes

SEC

Andrew Mew

SEC

Julie Griffith

SEC

United States Securities and Exchange Commission

August 22, 2017

Susan Villare

Interim Chief Financial Officer, Treasurer and Vice President, Financial Planning and Analysis

Sonus Networks, Inc.

Jeffrey M. Snider

Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

Sonus Networks, Inc.

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP